

September 9, 2013

Via E-mail
Georgios Karageorgiou
President, Chief Executive Officer and Chief Financial Officer
Globus Maritime Limited
128 Vouliagmenis Ave., 3rd Floor
166 74 Glyfada, Athens, Greece

     Re: **Globus Maritime Limited**
              Form 20-F for Fiscal Year Ended December 31, 2012
              Filed April 30, 2013
              File No. 001-34985

Dear Mr. Karageorgiou:

      We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

Maritime claimants could arrest our vessels, page 18

1. You disclose the arrest of your vessel m/v Star Globe due to non-payment by the previous charterer for certain supplies. Please tell us in greater detail the facts and circumstances regarding this matter and its resolution.

Operating and Financial Review and Prospects, page 54

Liquidity and Capital Resources, page 70

Indebtedness, page 72

2. You disclose here and elsewhere that you are not in compliance with certain covenants that are associated with your debt arrangements. Please disclose your expectations regarding compliance with these covenants in the next 12 months. In addition, disclose the calculated

amount in addition to the covenant's acceptable range for each covenant that was not in compliance so investors can assess the extent of noncompliance with the covenant.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

Note 11: (Loss)/Earnings per Share, page F-24

3. Please provide the disclosure required by IAS 33 paragraph 70 (c) regarding instruments that could potentially dilute basis earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the period(s) presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief